Exhibit (d)(11)(iii)

May 13, 2013

ING Equity Trust
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, AZ  85258-2034

Re:

Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“ING Investments”), the adviser to ING Large Cap Value Fund, previously known as ING Equity Dividend Fund (the “Fund”), agrees that ING Investments shall, from May 13, 2013 through October 1, 2014, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Class O
ING Large Cap Value Fund	1.25%

We are willing to be bound by this letter agreement to lower our fees for the period from

May 13, 2013 through October 1, 2014.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by ING Investments within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Equity Trust.

Sincerely,

/s/Todd Modic
Name:

Todd Modic
Title:

Senior Vice President

7337 East Doubletree Ranch Road

Suite 100

Tel:

480.477.3000

ING Investments, LLC

Scottsdale, AZ  85258-2034

Fax:

480.477.2700

www.ingfunds.com